March 19, 2012

VIA COURIER Division of Investment Management U.S. Securities and Exchange Commission 100 F Street, NE Washington, D.C. 20549-4041 Attn: Valerie J. Lithotomos

Re:	eUnitsTM 2 Year U.S. Market Participation Trust II:
Enhanced Upside to Cap / Buffered Downside
File Numbers 333-179506; 811-22663

eUnitsTM 2 Year U.S. Market Participation Trust III:
Enhanced Upside to Cap / Buffered Downside
File Numbers 333-179509; 811-22664

eUnitsTM 2 Year U.S. Market Participation Trust IV:
Enhanced Upside to Cap / Buffered Downside
File Numbers 333-179510; 811-22665

eUnitsTM 2 Year U.S. Market Participation Trust V:
Enhanced Upside to Cap / Buffered Downside
File Numbers 333-179511; 811-22666

eUnitsTM 2 Year U.S. Market Participation Trust VI:
Enhanced Upside to Cap / Buffered Downside
File Numbers 333-179512; 811-22667

Dear Ms. Lithotomos:

Transmitted electronically with this letter for filing pursuant to the Securities Act of 1933, as amended, and the Investment Company Act of 1940, as amended, on behalf of eUnitsTM 2 Year U.S. Market Participation Trust II: Enhanced Upside to Cap / Buffered Downside, eUnitsTM 2 Year U.S. Market Participation Trust III: Enhanced Upside to Cap / Buffered Downside, eUnitsTM 2 Year U.S. Market Participation Trust IV: Enhanced Upside to Cap / Buffered Downside, eUnitsTM 2 Year U.S. Market Participation Trust V: Enhanced Upside to Cap / Buffered Downside, and eUnitsTM 2 Year U.S. Market Participation Trust VI: Enhanced Upside to Cap / Buffered Downside (together, the “Funds”) is Pre-Effective Amendment No. 1 to each Fund’s initial registration statement on Form N-2 relating to each Registrant’s initial issuance of common shares of beneficial interest filed with the Securities and Exchange Commission (“Commission”) on February 4, 2012 (the “Registration Statement”).

Pre-Effective Amendments No. 1 transmitted with this letter contains conformed signature pages, the manually executed originals of which are maintained at the offices of the Funds.

Thank you for your letter transmitting your comments concerning the Registration Statement on Form N-2 for the Funds.  As indicated below, these comments have been addressed in this Pre-Effective Amendment No. 1.  We are aware that the Commission staff (the “Staff”) prefers to establish a formal record of correspondence with registrants.  Accordingly, please find the Funds’ formal responses to your comments below.

Prospectus

Comment 1:  Please confirm that the only material difference among the Funds is the different percentage of the upside cap for the Funds.

Comment 1:  Supplementally, the Funds confirm that the material differences among the Funds are (1) the different percentages of the upside cap and (2) the termination dates of the Funds.

Comment 2:  Please inform the Staff in your response letter the nature and timing of the patent currently pending.  Disclose the effect to the Funds, if any, in the prospectus, if the patent is not granted.

Response 2:  Supplementally, the patent currently pending relates to a system and method for investment and, more particularly, to an investment vehicle that buys and holds securities, derivatives and/or other investments in a closed-end fund structure with a fixed term and a publicized hedge portfolio to enable efficient trading of the fund’s shares on a secondary market.  While the closed-end fund holds the assets and has a fixed term maturity, transparency is provided by publishing a hedging portfolio configured to offset (i.e., neutralize) substantially all financial risk associated with the fund on a periodic (e.g., daily) basis.  The actual holdings of the fund also may be published periodically.  Such publication of the actual holdings as well as the hedging portfolio is intended to generate efficient trading of the fund shares on secondary markets, such as the New York Stock Exchange Amex, by reducing or substantially eliminating any difference in price between the market value of the fund’s shares and the fund’s NAV.

If the patent is not granted, it is anticipated that the Funds would still publish a hedging portfolio as described above.  Without the patent, other investment managers could replicate the exact strategy in similar products.  The patent protects the Funds and Eaton Vance from such direct competition.

Regarding timing, the review and granting of patents may take three or more years.  The Funds and Eaton Vance do not know if or when the patents will be granted.

Comment 3: Given that the Funds are almost identical to each other and to eUnitsTM 2 Year U.S. Market Participation Trust: Upside to Cap / Buffered Downside (file numbers 333-163101; 811-22348) which was declared effective on January 26, 2012, please briefly inform the staff of any anticipated differences in the Funds.  Also, given that the investment objectives of the Funds are identical, please explain supplementally how the five Funds will differ and what factors an investor should consider in deciding whether to invest in one of the Funds (as opposed to any of the other similar funds offered by Eaton Vance.)

Response 3: The anticipated differences in the Funds are the upside cap percentages, termination dates and fiscal year ends.  Investors will have the opportunity to invest in funds with different termination dates and upside cap percentages.  As with other closed-end funds, different dealers may participate in each Fund offering.  Each Fund will be offered separately in different offering periods.  Therefore, more than one Fund will not be available at the same time to a prospective shareholder.

We also note that many closed-end funds have identical investment objectives.  Each Registration Statement provides substantial information regarding each Fund’s investment objective and strategies upon which a prospective shareholder may make an investment decision.

Prospectus Summary

Comment 4:  The prospectus summarizes the terms of the Private Derivative Contracts.  Please file a Contract (or a form thereof) as an exhibit to the registration statements.  Also, please use the term “Private Derivative Contract” for clarity purposes.  Please briefly explain why the contracts are structured to include a payout and why the Funds’ operating expense is a feature of the Contract with the counterparty.

Response 4:  In response to the Staff’s comments, in Pre-Effective Amendment No. 1, each Fund has filed a Form of Confirmation Statement for the Private Derivative Contracts.  The Funds also will use the term “Private Derivative Contract” for clarity purposes.

Supplementally, each Fund anticipates that the Treasuries in which each Fund intends to invest will not yield enough income to cover the Trust’s annual operating expenses.  Each Fund notes that the following language was included in the “Investment Program” Section of the initial Registration Statement:

The Trust anticipates that its annual operating expenses will exceed current income during the term of the Trust. Operating expenses in excess of current income will be accrued during the term of the Trust and will be payable upon termination of the Trust. The Contracts will be structured to include an additional payout to cover the Trust’s accrued but unpaid operating expenses incurred during the life of the Trust. The Contracts entered into at inception will provide that the counterparties pay this shortfall amount upon maturity of the Contracts. The Trust will not be liable for any shortfall amount not covered due to the failure of a counterparty to meet its obligations under a Contract. In such event, Eaton Vance will not collect the remaining portion of the fee attributable to such Contract.

Comment 5:  Please inform the staff whether the percentage changes in the price of the Index (17 to 23) are negotiable or whether the percentages will be in place for the definitive prospectus.

Also, please disclose whether increased percentages reflect an increased counterparty risk, and, if so, please disclose applicable risks.

Response 5:  Supplementally, each Fund notes that the percentages in the price of the Index are not negotiable by the Funds, but generally will be based on market conditions at the time each Fund enters into the Private Derivative Contracts.  Therefore, the percentage will be determined on each Fund’s pricing date and will be included in the definitive prospectus.

Supplementally, counterparty risk is the same for each Fund even if the percentages among the Funds vary.  The difference between a Fund with a lower percentage and a Fund with a higher percentage is the amount of return that the Funds will receive from a counterparty that fulfills its obligations under the Private Derivative Contracts.  If a Fund has a higher percentage, then the amount of return it should receive from a counterparty will be higher than the amount of return a Fund with a lower percentage should receive.  Therefore, increased percentages do not reflect an increased counterparty risk, but reflect the amount of return that a Fund should receive from the relevant counterparty.

Comment 6:  Please confirm that there is no recoupment by the advisor and inform the staff where the obligation by the adviser to pay all offering costs and all organizational costs are memorialized.

Response 6:  Supplementally, each Fund confirms that there is no recoupment by the adviser from the Funds if a counterparty to a Private Derivative Contract fails to pay to the adviser the additional payout intended to cover the adviser’s fees.  Each Fund notes that the following language was included in the “Investment Program” Section of the initial Registration Statement:

The Trust anticipates that its annual operating expenses will exceed current income during the term of the Trust. Operating expenses in excess of current income will be accrued during the term of the Trust and will be payable upon termination of the Trust. The Contracts will be structured to include an additional payout to cover the Trust’s accrued but unpaid operating expenses incurred during the life of the Trust. The Contracts entered into at inception will provide that the counterparties pay this shortfall amount upon maturity of the Contracts. The Trust will not be liable for any shortfall amount not covered due to the failure of a counterparty to meet its obligations under a Contract. In such event, Eaton Vance will not collect the remaining portion of the fee attributable to such Contract.

Each Fund notes that it will enter into an Organizational and Expense Reimbursement Agreement with the adviser, which will provide that the adviser will pay all offering costs (other than the sales load) and all organizational costs of the Funds.

Comment 7:  Please define, in plain English, the terms “optionality” and “multiple optionalities.”  In the section titled “Modeling Risk,” please explain what “embedded” optionalities are included beyond those described in the sections above that Section.

Response 7:  In response to the Staff’s comments, in Pre-Effective Amendment No. 1, each Fund revised the “Modeling risk” in the “Risk Considerations” Section as follows:

Modeling risk

Embedded in the Private Derivative Contracts are multiple optionalities that determine their payoff profile in relation to Index price performance over the term of the Private Derivative Contracts, including long and short positions.  This means that a Private Derivative Contract will have multiple attributes that reflect the characteristics of long call options (for long market exposure), short call options (which limit the gains of the long call options) and short out-of-the money put options.  Failure by the Adviser and the Sub-Adviser to fully comprehend and accurately model the Private Derivative Contracts’ embedded optionalities and other terms and conditions may cause the performance of the Trust to vary from what is anticipated for a given level of Index price performance over the life of the Private Derivative Contracts. The Trust may experience more loss or less gain than anticipated for a given level of Index performance over the investment life of the Trust.

Comment 8:  Please state the minimum credit quality the Funds will accept when entering into a contract with a counterparty.

Response 8:  Each Fund notes that the following language was included in the “Investment Program” Section of the initial Registration Statement:

Upon entering into the Contracts, each of the counterparties will be rated investment grade by at least one nationally recognized rating agency (Baa or higher by Moody’s Investors Service, Inc. or BBB or higher by either Standard & Poor’s Ratings Group or Fitch Ratings).

The Investment Program

Comment 9: Please disclose that even though the advisor will cover counterparty “shortfall amounts,” a counterparty failure may result in a loss to the Funds.  Also, please cross-reference any applicable disclosure to the risks.

Response 9:  As noted in Response 4 above, each Fund anticipates that the Treasuries in which each Fund intends to invest will not yield enough income to cover the Trust’s annual operating expenses.  As noted in Response 6 above, if a counterparty to a Private Derivative Contract fails to pay to the adviser the additional payout intended to cover the adviser’s fees, the adviser will not recoup such “shortfall amount” from a Fund.

The following language was included in the “Investment Program” Section of the initial Registration Statement:

The Contracts will be structured to include an additional payout to cover the Trust’s accrued but unpaid operating expenses incurred during the life of the Trust.

 The Contracts entered into at inception will provide that the counterparties pay this shortfall amount upon maturity of the Contracts. The Trust will not be liable for any shortfall amount not covered due to the failure of a counterparty to meet its obligations under a Contract. In such event, Eaton Vance will not collect the remaining portion of the fee attributable to such Contract.

As noted in the language above, the Funds will not be liable for the “shortfall amount” if the counterparty does not pay it to the adviser.  However, if a counterparty fails to meet its obligations under a Private Derivative Contract, a counterparty failure will result in a loss to the relevant Fund.  The Funds are subject to the loss of any amounts owed to the Funds under the terms of the Contracts.  Each Fund notes that the following risk disclosure was included in the “Risk Considerations” Section of the initial Registration Statement (emphasis added):

Counterparty risk    Through the Contracts, the Trust has exposure to the claims-paying ability and performance of the counterparties. Changes in the credit quality of counterparties will affect the value of the Trust’s Contract positions and could reduce amounts recoverable upon Contract settlement. If one or more counterparties cannot or will not honor its obligations upon Contract settlement, the Trust is subject to the loss of any amounts owed the Trust under the terms of the Contracts. Therefore, if one or more counterparties fails to meet its obligations, the returns to Unit holders will be reduced proportionally to the notional value of the contract. Financial institutions that may serve as counterparties have recently incurred significant financial hardship and may be relying on government support to maintain their creditworthiness. Buying out and replacing a Contract would likely expose the Trust to transaction costs that would reduce returns. If the Trust fails to respond in a sufficiently timely manner to an adverse credit event of a counterparty, the Trust may lose the benefit of the Contract entered into with such counterparty to the extent such benefit is not adequately reflected in the value of the collateral posted by the counterparty with the Trust’s custodian. Even when the Trust’s exposure to a counterparty is fully offset by deposited collateral, its failure may result in costs to the Trust and interfere with its ability to achieve its investment objective. If a Contract is terminated before its expiration date, the Trust may not be able to enter into replacement Contracts on similarly favorable terms.

The Trust seeks to mitigate its exposure to counterparty risk principally by entering into the Contracts with multiple counterparties that are rated investment grade by at least one nationally recognized rating agency (Baa or higher by Moody’s or BBB or higher by either S&P or Fitch), by monitoring the credit quality of each counterparty over the life of the Contracts and by maintaining collateral agreements with each counterparty. Certain counterparties may initially be rated below investment grade by other nationally recognized rating agencies, and may also be lowered to below investment grade ratings by some or all nationally recognized rating agencies during the term of the Contracts. The ratings of Moody’s, S&P and Fitch represent their assessment of the credit quality of the rated entities. Such ratings are based on judgment and do not reflect absolute standards of quality.

Under the anticipated terms of the Contracts, it is expected that the Trust and each counterparty will, over the life of the Contracts, be required to maintain in a segregated account held at the Trust’s custodian for the benefit of the other party an amount of collateral in cash or Treasuries that approximates the amount of the Trust’s or the counterparty’s obligations to the other party, as determined on a daily mark-to-market basis. As a consequence, it is anticipated that the Trust’s exposure to loss of value upon a credit event of a counterparty will normally be limited to approximately the increase in the in-the-money value of the Trust’s position with respect to the counterparty on the day of the credit event compared to the prior day. If a counterparty fails to post the required collateral, the Trust may, but is not required, to treat such action as a default. If the Trust does not treat it as a default, the Trust’s potential exposure to the counterparty will increase by the amount of the unposted collateral. In no event will the Trust’s exposure to loss upon a credit event of a counterparty exceed the accretion in value of the Trust’s position in the Contract with such counterparty. Although the Adviser will monitor counterparty credit and credit ratings on an ongoing basis, it may be unable to anticipate counterparty credit events or take timely action to limit impact on the Trust. There can be no assurance that each counterparty will post collateral when and as required, or that the Trust will be fully protected if a counterparty defaults on its obligations. If there is a default or credit event by a counterparty to a Contract, the Trust will have contractual remedies pursuant to such Contract, including the ability to seize the applicable segregated account as a senior creditor. If a counterparty defaults on obligations to the Trust at Contract settlement, the recovery of any amounts owed to the Trust by such counterparty and the Trust’s termination payments to Unit holders could be delayed. It is also possible, as discussed above, that the Trust experiences a loss in this amount to the extent that the amounts owed are not collateralized or if the Trust is unable to seize posted collateral. In such circumstances, it is the Trust’s intention to pay the maximum available amount to Unit holders on the liquidation date, even if certain amounts owed by defaulting counterparties may be recovered later.

Declaration of Effectiveness

In connection with the Funds’ and the underwriter’s request for acceleration of effectiveness of the Registration Statement that will be included in Pre-Effective Amendment No. 2, the Funds will acknowledge in such request that:

1.           Should the Commission or the staff acting pursuant to delegated authority declare the Registration Statement effective, such action does not foreclose any action by the Commission with respect to the filing;

2.           The action of the Commission or the staff acting pursuant to delegated authority in declaring the filing effective does not relieve the Funds of responsibility for the adequacy and accuracy of the disclosure in the filing; and

3.           The Funds will not assert the staff's acceleration of effectiveness of the filing as a defense in any proceeding initiated by the Commission or any other person under the federal securities laws.

Furthermore, the Funds are aware that the Division of Enforcement has access to all information provided to the staff of the Division of Investment Management in connection with its review of and the Funds’ comments on this and other filings made with respect to the Registration Statement.

*  *  *  *  *

We believe that this submission fully responds to your comments. Please feel free to call me at any time at 617-261-3246.

Sincerely, /s/Clair E. Pagnano Clair E. Pagnano

Enclosures

cc:           Richard Pfordte
Securities and Exchange Commission, Division of Investment Management
Frederick S. Marius
Eaton Vance Management
Stephanie Rosander
Eaton Vance Management
Mark P. Goshko
K&L Gates LLP